UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-35243

Full title of the plan and the address of the plan, if different from that of the issuer named below:
SunCoke 401(k) Plan

A.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SunCoke Energy, Inc.
1011 Warrenville Road
Suite 600
Lisle, Illinois 60532

SUNCOKE 401(k) PLAN
INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
December 31, 2017 and 2016

Report of Independent Registered Public Accounting Firm

To the Employee Benefits and Investment Committee of SunCoke Energy, Inc. and Plan Participants:
Opinion on the Financial Statements
We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the SunCoke 401(k) Plan (the "Plan") as of December 31, 2017 and 2016, and the related Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for plan benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Caron & Bletzer, PLLC

We have served as the Plan’s auditor since 2012
Kingston, NH
May 31, 2018

SUNCOKE 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2017	2016
Investments, at fair value:
Mutual funds	$104,737,933	$74,660,598
Common collective trusts	17,931,177	19,621,076
SunCoke Energy, Inc. common stock	631,579	639,430
Investments, at contract value	2,772,158	—
Total investments	126,072,847	94,921,104
Receivables:
Notes receivable from participants	2,455,285	1,704,640
Participant contributions receivable	118,381	91,656
Employer contributions receivable	282,789	294,998
Total receivables	2,856,455	2,091,294
Net assets available from plan benefits	$128,929,302	$97,012,398
The accompanying notes are an integral
part of the financial statements.

SUNCOKE 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year Ended December 31, 2017
Additions:
Participant contributions	$3,534,829
Rollover contributions	155,816
Employer contributions	3,361,731
Dividend and interest income	3,587,065
Net appreciation in fair value of investments	10,940,020
Total additions	21,579,461
Deductions:
Distributions paid to participants	11,395,660
Administrative fees	118,405
Total deductions	11,514,065
Net increase	10,065,396
Transfers from Savings Plan for Subsidiaries of SunCoke Energy, Inc. (See Note H)	21,851,508
Net assets available for plan benefits, beginning of year	97,012,398
Net assets available for plan benefits, end of year	$128,929,302
The accompanying notes are an integral
part of the financial statements.

SUNCOKE 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
A. PLAN DESCRIPTION:
The following description of the SunCoke 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the plan document for more detailed information.
General
The Plan is a defined contribution plan sponsored by SunCoke Energy, Inc. (the “Company”) covering substantially all employees of the Company and its participating subsidiaries except collectively bargained employees of Haverhill North Coke Company and SunCoke Lake Terminal LLC. Effective October 31, 2017, employees of Kanawha River Terminals, LLC, Jacob Materials Handling, LLC and collectively bargained employees of Gateway Energy and Coke Company, LLC were eligible to participate in the Plan. Participants are immediately eligible to participate; however, they must complete six months of consecutive service to be eligible for employer contributions except collectively bargained employees of Gateway Energy and Coke Company, LLC who are immediately eligible for employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Vanguard Fiduciary Trust Company is the Trustee for all Plan investments.
Contributions
Contributions to the Plan are made by both participating employees and the Company. Participants may contribute 1% to 80% of their eligible compensation, as defined by the Plan, on a pre-tax basis and/or an after-tax Roth contribution basis, subject to Internal Revenue Code (“IRC”) limitations. Participants who are at least age 50 may make additional “catch-up” contributions subject to IRC limitations. Participants may also contribute funds from another qualified retirement plan (“rollover contributions”), subject to certain requirements. The Plan provides for automatic enrollment at 5% of eligible compensation.
All eligible participants receive employer safe harbor contributions in an amount equal to 3% of a participant’s eligible compensation. The Company makes matching contributions equal to 100% of the first 5% of eligible compensation participants contribute to the Plan as a salary deferral except for employees of Kanawha River Terminals, LLC and Jacob Materials Handling, LLC for whom the Company makes matching contributions equal to 50% of the first 5% of eligible compensation. In addition, the Company, at its sole discretion, may also make a profit sharing contribution to the Plan for eligible employees. During 2017, the Company did not make a profit sharing contribution.
Participant Accounts
Participant accounts are credited with the participants’ contributions, the Company’s contributions, and a proportional allocation of the Plan’s earnings, including realized and unrealized gains and losses, and expenses. The Plan complies with Section 404(c) of ERISA and offers diversified investment funds in which participants may invest their contributions, Company contributions, and earnings. Participants determine the percentage in which contributions are to be invested in each fund. Participants may change their investment options daily.
Vesting
Participants are always fully vested in the portion of their account which represents their contributions, employer safe harbor contributions, and the income earned thereon. Participants become fully vested immediately upon normal retirement age, death or total and permanent disability while still an active participant in the Plan.
Effective January 1, 2012, participants become vested in Company matching contributions and earnings thereon as follows:

Completed Years of Service	Percent Vested
Less than three years	0%
Three or more years	100%

Effective January 1, 2011, newly hired participants become vested in profit sharing contributions and earnings thereon as follows:

Completed Years of Service	Percent Vested
Less than three years	0%
Three or more years	100%
For participants hired prior to January 1, 2011, profit sharing contributions become 20% vested after two years of service and fully vested after three years of service.
Forfeitures
When participants terminate employment and are not fully vested in their accounts, the nonvested portion of their accounts represents forfeitures, as defined by the Plan. If a forfeiting participant is re-employed and fulfills certain requirements, as set forth in the Plan, the participant’s account will be restored. Forfeitures are used to pay administrative expenses or to reduce future employer contributions. During 2017, $59,369 of forfeitures were applied to reduce employer contributions and $19,095 was used to pay administrative expenses. Total unapplied forfeitures were $1,014 and $5,677 at December 31, 2017 and 2016, respectively.
Distribution of Benefits
Participants are eligible to receive a distribution of the vested portion of their accounts upon termination of employment by reason of retirement, disability, death or other separation from service. Participants who terminate employment and have a vested account balance of less than $1,000 will receive a lump sum distribution of 100% of their vested benefits. Distributions to participants with vested account balances greater than $1,000, but not in excess of $5,000, who terminate employment will be paid to an individual retirement account designated by the plan administrator. Participants who have a vested account balance in excess of $5,000 may leave their funds invested in the Plan or may elect a lump sum distribution, installment payments, or a partial payment. In all circumstances participants may elect to roll over their vested account balances to an individual retirement account or qualified plan that accepts rollovers.
A participant may also request an in-service withdrawal upon attainment of age 59 1/2, or upon demonstration by the participant to the plan administrator that the participant is suffering from “hardship” as defined by the Plan.
Notes Receivable from Participants (Plan Loans)
Participants may request a loan from the Plan up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding loan balance during the previous 12 months. Loans must bear a reasonable rate of interest. Loans are collateralized by the participant’s vested interest in the Plan, and are supported by a promissory note. All loans must be repaid within 5 years. Effective January 1, 2017, participants may only have one loan outstanding at any given time. Prior to January 1, 2017, participants could have three loans outstanding at any given time.
Participant loans are valued at the unpaid principal balance plus any accrued but unpaid interest and categorized as notes receivable from participants on the Statements of Net Assets Available for Plan Benefits. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.
B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
Basis of Accounting
The financial statements are prepared on the accrual basis of accounting.
Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contacts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.
Investment Valuation and Income Recognition
Investments are reported at fair value (except for fully benefit-responsive investment contracts, which are reported at contact value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. See Note D for discussion of fair value measurements.

Purchases and sales of investments are reflected on a trade-date basis. Dividend income is reported on the ex-dividend date while interest income is recorded as earned on an accrual basis.
Payment of Benefits
Benefits are recorded when paid.
Plan Expenses
Certain participant initiated fees are paid by plan participants. During 2017, $19,095 of forfeitures were used to pay certain plan expenses. All other expenses incurred in the administration of the Plan are paid by the Company.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.
C. FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS
The Plan holds a traditional investment contract. This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participant if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participants withdrawals, and administrative expenses. With traditional investment contracts, the Plan owns only the contract itself.
The traditional investment contract held by the Plan is a guaranteed investment contract. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than zero percent. The credit rating is reviewed on a quarterly basis for resetting. The contract does not have a maturity date.
The Plan's ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer's ability to meet its financial obligations. The issuer's ability to meet its contractual obligations may be affected by future economic and regulatory developments.
Certain events might limit the ability of the Plans to transact at contract value with the contract issuer. These events may be different under each contract. Examples of such events include the following:

1.	The Plan's failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to be tax-exempt under Section 501(a) of the Internal Revenue Code

2.	Premature termination of the contracts

3.	Plan termination or merger

4.	Changes to the Plan's prohibition on competing investment options

5.	Bankruptcy of the Plan sponsor or other plan sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan's normal operations.
No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contact issuers and that also would limit the ability of Plan to transact at contact value with the participants.

D. FAIR VALUE MEASUREMENTS:
Accounting standards establish a framework for measuring fair value. That framework sets forth a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below.
Level 1—Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2—Inputs to the valuation methodology are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.
Level 3—Inputs to the valuation methodology are unobservable and supported by little or no market activity and are significant to the fair value of the assets or liabilities.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used by the Plan. There have been no changes in the methodologies used at December 31, 2017 and 2016.
Mutual funds – Valued at the net asset value of the shares held by the Plan at year end as determined by quoted market prices.
Common collective trust – Valued at the net asset value of units of a collective trust. The net asset value, as provided by the fund manager, is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.
Company stock – Valued at the closing price reported on the active market on which the individual securities are traded.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level and by investment class, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017 and 2016:

	December 31, 2017
Description	Total	Level 1	Level 2	Level 3
Mutual funds	$104,737,933	$104,737,933	$—	$—
Company stock	631,579	631,579	—	—
Total assets in the fair value hierarchy	105,369,512	105,369,512	—	—
Investments measured at net asset value(1):
Common collective trust	17,931,177	—	—	—
Investments at fair value	$123,300,689	$105,369,512	$—	$—

	December 31, 2016
Description	Total	Level 1	Level 2	Level 3
Mutual funds	$74,660,598	$74,660,598	$—	$—
Company stock	639,430	639,430	—	—
Total assets in the fair value hierarchy	75,300,028	75,300,028	—	—
Investments measured at net asset value(1):
Common collective trust	19,621,076	—	—	—
Investments at fair value	$94,921,104	$75,300,028	$—	$—
(1) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.
The common collective trusts held by the Plan are stable value investments. The Reliance Trust Company Stable Value Fund held at December 31, 2017 requires a sixty day notice for a complete liquidation; however the trustee, at their discretion, may waive the sixty day waiting period. The BNP Paribas Pooled Trust Fund held at December 31, 2016 requires a twelve months' notice for a complete liquidation; however the trustee, at their discretion, may waive the twelve month waiting period. Participant directed redemptions are allowed daily with no restrictions. There are no unfunded commitments.
E. TAX STATUS:
The Plan has adopted the volume submitter plan document of Vanguard Fiduciary Trust Company. The volume submitter sponsor received a favorable opinion letter dated March 31, 2014 in which the Internal Revenue Service stated that the volume submitter plan, as then designed, was in compliance with the applicable requirements of the IRC. The plan administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC, and that the related trust is therefore tax-exempt. Accordingly, no provision for income taxes has been included in the financial statements.
F. PARTIES-IN-INTEREST:
Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Accordingly, loans to participants and transactions with investment funds managed and held by the trustee are considered party-in-interest transactions. One of the Plan's investment options is the plan sponsor's company stock. Balances of the plan sponsor's company stock in the Plan were $631,579 and $639,430 at December 31, 2017 and 2016, respectively.

Transfers that occur between the Plan and the Savings Plan for Subsidiaries of SunCoke Energy, Inc. (the "Subsidiary Plan") are the result of changes in participant eligibility between the plans. Transfers from the Subsidiary Plan were $21,851,508 for the year ended December 31, 2017. See Note H for discussion of plan transfer.
G. PLAN TERMINATION:
Although the Plan was established with the intention that it will continue indefinitely, the Company retains the right to discontinue its contributions at any time or to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, all participants will become 100% vested in their accounts.
H. PLAN TRANSFER
Effective October 31, 2017, the Employee Benefit and Investment Committee approved the cessation of participation in the Subsidiary Plan by Kanawha River Terminals, LLC, Jacob Materials Handling, LLC and Gateway Energy and Coke Company, LLC and the transfer of account balances of current and former employees of such companies from the Subsidiary Plan to the Plan. Transferred accounts shall be subject to the terms and conditions of the Plan on and after the date of transfer. On October 31, 2017, $21,851,508 of net assets were transferred from the Subsidiary Plan to the Plan. Changes in net assets are included in the Statement of Changes in Net Assets for the year ending December 31, 2017.
I. SUBSEQUENT EVENTS:
The Company has evaluated subsequent events through the date these financial statements were issued.

SUNCOKE 401(k) PLAN
EIN: 90-0640593
Plan Number: 001
SCHEDULE H, LINE 4(i)-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
	Delaware Small Cap Value Fund; Institutional Class	Mutual fund	**	$371,229
	Dodge & Cox International Stock Fund	Mutual fund	**	1,542,193
	Dodge & Cox Stock Fund	Mutual fund	**	4,903,038
	Dodge & Cox Income Fund	Mutual fund	**	652,355
	Federated Inst'l High Yield Bond Fund; Inst'l Class	Mutual fund	**	399,594
	Invesco International Growth Fund; Class Institutional	Mutual fund	**	219,278
	Oppenheimer Developing Markets Fund Y Shares	Mutual fund	**	282,282
	Pimco Real Return-Institutional Class	Mutual fund	**	142,539
	T. Rowe Price Small Cap Stock Fund, Inc.; Shares	Mutual fund	**	2,447,200
	TRP Growth Stock Fund	Mutual fund	**	3,534,335
	Templeton Global Bond Fund; Advisor Class	Mutual fund	**	366,839
*	Vanguard REIT Index Fund Adm	Mutual fund	**	575,399
*	Vanguard Small Cap Index Fund Admiral Shares	Mutual fund	**	2,874,013
*	Vanguard Mid-Cap Index Fund Adm	Mutual fund	**	3,337,760
*	Vanguard Total International Stock Index Fund Admiral	Mutual fund	**	4,703,527
*	Vanguard Total Bond Market Index Fund Inst'l Shares	Mutual fund	**	6,058,120
*	Vanguard Institutional Index Fund	Mutual fund	**	19,688,553
*	Vanguard Selected Value Fund	Mutual fund	**	412,856
*	Vanguard Institutional Target Retirement 2020 Fund	Mutual fund	**	7,538,212
*	Vanguard Institutional Target Retirement 2030 Fund	Mutual fund	**	13,428,403
*	Vanguard Institutional Target Retirement 2040 Fund	Mutual fund	**	13,266,868
*	Vanguard Institutional Target Retirement 2050 Fund	Mutual fund	**	7,549,774
*	Vanguard Institutional Target Retirement 2060 Fund	Mutual fund	**	1,358,299
*	Vanguard Institutional Target Retirement Income	Mutual fund	**	2,382,830
*	Vanguard Wellington Fund Admiral Shares	Mutual fund	**	6,331,532
	Wells Fargo Advantage Discovery Fund; Class A	Mutual fund	**	370,905
	Total mutual funds			104,737,933
	Reliance Trust Company Stable Value Fund	Common collective trust	**	17,931,177
*	SunCoke Energy, Inc. common stock	Common stock	**	631,579
*	Key Guaranteed Portfolio Fund	Fully benefit-responsive investment contract	**	2,772,158
	Total investments on the Statement of Net Assets Available for Plan Benefits			126,072,847
*	Participant loans	(4.25 - 6.25)%	—	2,455,285
	Total investments on the Form 5500			$128,528,132

*	Represents a party-in-interest to the Plan.

**	Cost omitted for participant directed investments.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SunCoke 401(k) Plan
(Name of Plan)

BY:	Employee Benefits and Investment Committee of SunCoke Energy, Inc. as Plan Administrator

/s/ Gary P. Yeaw
Gary P. Yeaw

Senior Vice President, Human Resources and
Chair of the Employee Benefits and
Investment Committee
DATED: May 31, 2018

EXHIBIT INDEX

Exhibit

23	Consent of Independent Registered Public Accounting Firm